Mail Stop 3561

January 26, 2010

Antti William Uusiheimala
President
Vision Acquisition III, Inc.
20 West 55th Street 5th Floor
New York, NY 10019

      Re: **Vision Acquisition III, Inc.**
           Form 10-K for Fiscal Year Ended
           September 30, 2009
           Filed December 29, 2009
           File No. 000-52733

Dear Mr. Uusiheimala:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Brian K. Bhandari
           Accounting Branch Chief
           Office of Beverages, Apparel and
           Health Care Services